[Embarcadero Technologies, Inc. letterhead]

September 6, 2005

Via Edgarlink and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Jason Niethamer
Ms. Melissa Walsh

Re:	Embarcadero Technologies, Inc.
Form 10-Q/A for Fiscal Quarter Ended June 30, 2004
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-K/A for Fiscal Year Ended December 31, 2004
File No. 000-30239

Dear Mr. Krikorian, Mr. Niethamer and Ms. Walsh:

We received your letter dated August 24, 2005, which provides comments to the above referenced filings. In your letter you requested that we respond to your comments within 10 business days or inform you when we will provide you with a response. We are writing to inform you that due to various vacation schedules around the Labor Day holiday, our response will be slightly delayed. We plan to submit our response on or before Monday September 12, 2005.

If you wish to discuss our proposed timing for responding to your comments, please call the undersigned at (415) 834-3131 ext. 280.

Very truly yours,

/S/ Raj Sabhlok
Raj Sabhlok, Chief Financial Officer and Senior Vice President of Corporate Development

cc:	Stephen C. Ferruolo, Heller Ehrman LLP